SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Current Report for May 2006

Glamis Gold Ltd.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)

Date: May 3, 2006	By:	/s/ Cheryl S. Maher Cheryl S. Maher Chief Financial Officer

GLAMIS GOLD LTD.
FIRST QUARTER REPORT
Financial Highlights

(in millions of U.S. dollars, except per share	Three Months Ended March 31,
and per ounce amounts)	2006	2005

Gold ounces produced	147,781	93,721
Gold ounces sold	141,206	98,117
Silver ounces produced	363,419	20,677
Silver ounces sold	273,706	12,500
Average gold revenue realized per ounce	$557	$429
Average gold market price per ounce	$554	$427
Average silver revenue realized per ounce	$10	$7
Average silver market price per ounce	$10	$7
Total cash cost per ounce	$182	$186
Total production cost per ounce	$308	$291

Production Data:
El Sauzal Mine: Ore tonnes milled	526,148	302,977
Waste tonnes mined	1,073,735	582,478
Grade (grams per tonne)	3.86	3.94
Gold ounces produced	62,311	43,535
Total cash cost per ounce	$111	$121
Total production cost per ounce	$220	$233
Marlin Mine: Underground ore tonnes mined	29,595	—
Surface ore tonnes mined	215,865	—
Waste tonnes mined	695,913	—
Grade (gold grams per tonne)	6.48	—
Gold ounces produced	43,269	—
Silver ounces produced	321,196	—
Total cash cost per ounce	$175	—
Total production cost per ounce	$313	—
Marigold Mine (66.7%): Ore tonnes mined	1,073,227	1,534,153
Waste tonnes mined	5,806,282	5,322,470
Grade (grams per tonne)	0.711	0.716
Gold ounces produced	27,220	28,219
Total cash cost per ounce	$278	$227
Total production cost per ounce	$414	$325
San Martin Mine: Ore tonnes processed	1,258,481	1,459,076
Waste tonnes mined	1,020,198	1,190,516
Grade (grams per tonne)	0.740	0.633
Gold ounces produced	14,981	21,967
Total cash cost per ounce	$329	$260
Total production cost per ounce	$467	$364

Financial Data:
Working capital	$55.4	$27.9
Cash provided from operations	$42.4	$16.5
Net earnings	$16.9	$2.2
Basic earnings per share	$0.13	$0.02
Average shares outstanding	131,966,059	130,901,453

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars)

	March 31,	December 31,
	2006	2005
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$50.8	$32.1
Accounts and interest receivable	3.9	2.9
Inventories (note 2)	32.9	29.4
Prepaid expenses and other	1.3	1.3

	88.9	65.7

Mineral property, plant and equipment, net	629.8	630.8
Other assets	25.4	24.7

	$744.1	$721.2

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$23.5	$27.2
Site closure and reclamation costs, current (note 3)	1.1	1.0
Current portion, long term debt	7.5	—
Taxes payable	1.4	0.8

	33.5	29.0

Site closure and reclamation costs (note 3)	13.7	12.2
Long-term debt	72.5	80.0
Future income taxes	99.8	96.4

	219.5	217.6

Shareholders’ equity
Share capital (note 4):
Authorized:
Unlimited common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid:
132,063,109 (2005-131,918,803) common shares	495.9	492.9
Contributed surplus	13.6	12.5
Retained earnings (deficit)	15.1	(1.8)

	524.6	503.6

	$744.1	$721.2

Subsequent event (note 7)
See accompanying notes to consolidated financial statements
Prepared by management without audit
Approved on behalf of the Board:

/s/ C. Kevin McArthur	/s/ A. Dan Rovig

C. Kevin McArthur	A. Dan Rovig
Director	Director

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in millions of U.S. dollars, except per share amounts)

	Three months ended March 31,
	2006	2005
	(unaudited)

Revenue	$81.4	$42.1

Costs and expenses:
Cost of sales	29.9	17.8
Depreciation and depletion	19.6	10.7
Exploration	4.7	1.1
General and administrative	2.4	6.1
Stock-based compensation (note 4)	2.3	0.6
Other operating expenses	0.3	0.3

	59.2	36.6

Earnings from operations	22.2	5.5
Interest expense	(1.3)	—
Interest and other income	1.1	0.2

Earnings before income taxes	22.0	5.7
Provision for income taxes:
Current	1.8	1.1
Future	3.3	2.4

	5.1	3.5

Net earnings	$16.9	$2.2

Earnings per share
Basic	$0.13	$0.02
Diluted	$0.13	$0.02

Weighted average common shares outstanding:
Basic	131,966,059	130,901,453
Diluted	133,405,661	132,250,214

Consolidated Statements of Retained Earnings (Deficit)
(Expressed in millions of U.S. dollars)

	Three months ended March 31,
	2006	2005
	(unaudited)

Deficit, beginning of period:	$(1.8)	$(28.9)
Net earnings	16.9	2.2

Retained earnings (deficit), end of period	$15.1	$(26.7)

See accompanying notes to consolidated financial statements
Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)

	Three months ended March 31,
	2006	2005
	(unaudited)

Cash flows from operating activities
Net earnings	$16.9	$2.2
Non-cash items:
Depreciation and depletion	19.6	10.7
Future income taxes	3.3	2.4
Gain on sale of properties and investments	—	(0.1)
Stock-based compensation	2.3	0.6
Other	0.3	0.7

	42.4	16.5
Changes in non-cash operating working capital:
Accounts and interest receivable	(1.0)	0.2
Taxes recoverable/payable	0.6	(0.4)
Inventories	(2.6)	(1.1)
Prepaid expenses and other	—	(0.8)
Accounts payable and accrued liabilities	(3.7)	1.1
Site closure and reclamation expenditures	(0.3)	(0.5)

Net cash provided by operating activities	35.4	15.0

Cash flows from (used in) investing activities
Purchase of mineral property, plant and equipment, net of disposals	(17.8)	(33.4)
Net proceeds from sale of investments and properties	—	—
Other assets	(0.8)	0.5

Net cash used in investing activities	(18.6)	(32.9)

Cash flows from financing activities
Proceeds from issuance of common shares	1.9	0.2
Proceeds from long-term debt	—	15.0

Net cash provided by financing activities	1.9	15.2

Increase (decrease) in cash and cash equivalents	18.7	(2.7)
Cash and cash equivalents, beginning of period	32.1	27.0

Cash and cash equivalents, end of period	$50.8	$24.3

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest, net of amounts capitalized	$2.0	$0.3
Taxes	$1.2	$0.3

See accompanying notes to consolidated financial statements
Prepared by management without audit

Glamis Gold Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in millions of U.S. dollars, except per share amounts)
Three months ended March 31, 2006 and 2005
1. General
In the opinion of management, the accompanying unaudited interim consolidated balance sheet and consolidated statements of operations, retained earnings (deficit) and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of March 31, 2006 and the results of its operations and its cash flows for the three month periods ended March 31, 2006 and 2005.
These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the Company’s annual report to shareholders for the year ended December 31, 2005. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.
The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2005, except as described in note 6 to these financial statements. These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 8 hereof. All currency amounts are stated in U.S. dollars unless otherwise specified.
2. Inventories

	March 31, 2006
	(unaudited)	December 31, 2005

Finished goods	$3.3	$1.5
Work-in-progress	15.4	16.2
Supplies and spare parts	14.2	11.7

	$32.9	$29.4

3. Site closure and reclamation

	Three months ended	Year ended
	March 31, 2006	December 31,2005
	(unaudited)

Balance, beginning of year	$13.2	8.5
Liabilities incurred in the period	1.0	4.8
Change in estimated future cash flows	0.7	2.5
Site closure and reclamation costs incurred	(0.3)	(3.3)
Accretion expense	0.2	0.7

Balance, end of period	$14.8	$13.2

Allocated between:
Current portion	$1.1	$1.0
Non-current portion	13.7	12.2

	$14.8	$13.2

The change in estimated cash flows during the period resulted from changes in the inflation and discount rates and other costs.

4. Share Capital

	Three months ended		Three months ended
	March 31, 2006		March 31, 2005
	(unaudited)		(unaudited)
	Number of		Number of
	Shares	Amount	shares	Amount

Issued and fully paid:
Balance at beginning of period	131,918,803	$492.9	130,863,953	$472.7
Issued during the period:
Pursuant to the terms of directors’ and employees’ stock option plan	108,000	2.3	32,000	0.3
Pursuant to the terms of directors’ and employees’ restricted stock plan	20,000	0.6	57,000	0.7
Pursuant to the terms of employee stock appreciation rights plan	17,306	0.1	—	—
Cancelled during the period:	(1,000)	—	—	—

Balance at end of period	132,063,109	$495.9	130,952,953	$473.7

Directors’ and employees’ stock options outstanding, end of period	2,470,153	—	3,722,000	—

Directors’ and employees’ stock options exercisable, end of period	2,109,487	—	3,456,000	—

The Company granted 148,000 options during the three months ended March 31, 2006 (2005 - 378,000 options). The Company used the Black-Scholes option pricing model to determine the fair value of options granted during the three months ended March 31, 2006 and 2005 with the following weighted average assumptions: risk-free interest rate — 3.96% (2005 — 2.95%), expected volatility — 40% (2005 — 35%), and expected life of the option — 2.21 years (2005 — 1.5 years). The weighted average fair value of options granted in the three months ended March 31, 2006 was $1.1 million (2005 — $1.2 million). Total stock-based compensation expense related to stock options recognized by the Company in the three months ended March 31, 2006 was $1.3 million (2005 — $0.4 million).
During the three months ended March 31, 2006, the Company also issued 20,000 common shares as restricted stock, all of which vested immediately. During the three months ended March 31, 2005, 57,000 shares were granted of which one third vested immediately and the balance vest over a two-year period; 6,000 of these shares did not vest and have been cancelled. The fair value of the common shares issued as restricted stock in the three month period ended March 31, 2006 was $0.6 million (2005 — $0.9 million). Total stock-based compensation expense related to restricted stock recognized by the Company in the three months ended March 31, 2006 was $0.7 million (2005 - $0.2 million).
The Company also has a stock-based management incentive plan that allows it to grant rights for a holder to receive the appreciation in the value of the stock-based right over the stated base price in either cash or common shares, as determined by the Board of Directors at the time of grant. One-third of stock appreciation rights (“SARs”) vest on the date of grant with the remainder vesting annually over two years. There were no SARs granted in the three months ended March 31, 2006 or 2005. As at March 31, 2006, there were 583,475 SARs outstanding, of which 81,475 were vested. Total stock-based compensation expense related to SARs recognized by the Company in the three months ended March 31, 2006 was $0.3 million (2005 — nil).

5. Segment Reporting
As at March 31, 2006 and 2005 and for the three months ended March 31, 2006 and 2005:

	El	San
2006	Sauzal	Martin	Marigold	Marlin	Rand	Other	Total

Revenue	$34.8	$8.8	$14.4	$23.1	$0.3	$—	$81.4
Cost of sales	7.3	5.2	7.3	10.1	—	—	29.9
Depreciation and depletion	6.7	2.1	3.6	5.2	—	2.0	19.6
Other operating expenses	0.8	0.2	0.2	0.3	—	8.2	9.7

Earnings (loss) from operations	20.0	1.3	3.3	7.5	0.3	(10.2)	22.2
Other income (loss)	(0.2)	—	—	(0.7)	0.2	0.5	(0.2)

Earnings (loss) before taxes	$19.8	$1.3	$3.3	$6.8	$0.5	$(9.7)	$22.0

Cash from operating activities(1)	$25.8	$2.4	$7.0	$12.1	$0.5	$(5.4)	$42.4

Capital expenditures	$1.1	$0.1	$9.0	$6.7	$—	$0.9	$17.8

Total assets	$211.3	$45.9	$88.9	$345.8	$2.3	$49.9	$744.1

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.

	El	San
2005	Sauzal	Martin	Marigold	Marlin	Rand	Other	Total

Revenue	$19.8	$9.6	$12.1	$—	$0.6	$—	$42.1
Cost of sales	5.5	5.8	6.2	—	0.3	—	17.8
Depreciation and depletion	5.0	2.3	2.7	—	0.1	0.6	10.7
Other operating expenses	0.2	—	0.1	—	0.1	7.7	8.1

Earnings (loss) from operations	9.1	1.5	3.1	—	0.1	(8.3)	5.5
Other income (loss)	—	(0.1)	—	—	0.1	0.2	0.2

Earnings (loss) before taxes	$9.1	$1.4	$3.1	$—	$0.2	$(8.1)	$5.7

Cash from operating activities(1)	$14.1	$2.9	$5.8	$—	$0.4	$(6.7)	$16.5

Capital expenditures	$0.9	$0.7	$2.7	$29.2	$—	$—	$33.5

Total assets	$232.8	$49.4	$72.4	$258.0	$2.0	$20.4	$635.0

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.
6. Change in Accounting Policies
In March 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“EIC”) issued an abstract on deferred stripping (EIC 160) which was made effective for years beginning on or after July 1, 2006, with early adoption permitted. Under the abstract, stripping costs may be capitalized during the production phase of a mine if it can shown to provide a betterment to the mineral property. A betterment occurs when the stripping activity provides access to ounces of reserves that will be produced in future periods. These costs are deferred and amortized over the production of the ounces to which the costs relate. Previously, the Company amortized these costs over the life-of-mine reserves. The Company has adopted, on a prospective basis, this abstract on deferred stripping. On adoption at January 1, 2006, the Company’s capitalized deferred stripping balance was $19.8 million, including $7.6 million of stripping costs incurred during the production phase. The Marigold Mine (66.67% owned by the Company) is the only operation of the Company that incurs substantial stripping.

Three months ended
March 31, 2006
Deferred stripping incurred during the production phase	(unaudited)

Balance, beginning of year	$7.6
Deferred during the period	7.3
Amortization	(0.9)

Balance, March 31, 2006	$14.0

7. Acquisition of Western Silver Corporation
On May 3, 2006 the Company acquired all the issued and outstanding shares of Western Silver Corporation (“Western Silver”) a British Columbia, Canada corporation pursuant to a plan of arrangement.
The Company exchanged 0.688 of a common share of the Company for each issued Western Silver share. Prior to the Company’s acquisition of all of the issued and outstanding shares of Western Silver, Western Silver transferred approximately Cdn.$33.0 million in cash and two properties located in Canada and Mexico to a new exploration company, named Western Copper Corporation (“Western Copper”). The shareholders of Western Silver received, in addition to the 0.688 of a common share of the Company, one share of Western Copper for each share of Western Silver owned. The Company retains a right to acquire a 5% stake in Western Copper.
The Company issued 33.9 million common shares and 1.4 million option rights under the terms of the plan of arrangement such that at closing of the transaction, the Company had 165,979,442 common shares outstanding.
8. Differences Between Canadian and United States Generally Accepted Accounting Principles
Accounting in these unaudited interim consolidated financial statements under Canadian and U.S. generally accepted accounting principles is substantially the same, except as noted below.
United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to the Canadian standard adopted in 2000. As disclosed in previously issued financial statements, the $4.5 million charge recorded to opening deficit on adoption of the Canadian standard would have been recorded as an increase to the San Martin property at the time of the business acquisition under U.S. accounting principles. As a result, under United States accounting principles, at March 31, 2006, mineral property, plant and equipment for the San Martin Mine would be increased by $1.4 million (December 31, 2005 — $1.5 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for the three months ended March 31, 2006 by $0.1 million (2005 — $0.1 million).
Statement of Financial Accounting Standards No. 115, “Accounting for Investments in Debt and Equity Securities”, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both of these types of investments are presented on a cost basis under Canadian accounting principles. Under United States accounting principles, other assets and unrealized holding gains in shareholders’ equity at March 31, 2006 would each be increased by $7.2 million (December 31, 2005 — $3.3 million), based on the quoted market price of the Company’s share investments, which would be included in other comprehensive income for the three months ended March 31, 2006. At March 31, 2006, the quoted market value of the shares of the investments deemed available for sale was $8.8 million (December 31, 2005 — $4.9 million).
Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet. Under United States accounting principles, other comprehensive income for the three months ended March 31, 2006, which consists of the changes in the unrealized holding gains on investments held, would be a gain of $3.9 million (2005 — gain of $0.2 million).
The Emerging Issues Task Force has issued EITF 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”. In EITF 04-6, the Task Force reached a consensus that stripping incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory in the period in which the stripping costs are incurred. EITF 04-6 does not address the stripping costs incurred during the pre-production phase, capitalization of which is permitted under United States accounting principles. As noted in note 6 above, in March 2006, the EIC issued an abstract on deferred stripping which allows stripping costs incurred during the production phase of a mine that provide a “betterment” for future period benefits to be deferred and amortized over the production of the ounces to which the costs relate. This policy has been adopted prospectively by the Company. EITF 04-6 is effective for years beginning after December 15, 2005 with the cumulative effect of adoption accounted for as a cumulative change in accounting policy. As a result, at January 1, 2006, under United States accounting principles the cost of mineral property, plant and equipment would decrease by $21.9 million, accumulated depreciation and amortization would decrease by $16.7 million, work-in-process inventory would increase by $0.8 million and opening deficit would increase by $4.4 million. Earnings from operations in the three months ended March 31, 2006 would be reduced by $5.2 million.
A reconciliation of net earnings for the period as shown in these consolidated financial statements to net earnings for the period in accordance with United States accounting principles and to comprehensive income for the period using United States accounting principles is as follows:

	Three months ended March 31,
	2006	2005
	(unaudited)

Net earnings in these consolidated financial statements	$16.9	$2.2
Adjustment for differences in accounting for income taxes	(0.1)	(0.1)
Cumulative effect, on adoption, of adjustment for differences in accounting for deferred stripping costs	(4.4)	—
Current period adjustment for difference in accounting for deferred stripping costs	(5.2)	—

Net earnings using United States accounting principles	7.2	2.1
Other comprehensive income, net of tax:
Change in unrealized holding gains on investments	3.9	0.2

Comprehensive earnings using United States accounting principles	$11.1	$2.3

Basic earnings per share before cumulative effect of change in accounting principle	$0.09	$0.02
Diluted earnings per share before cumulative effect of change in accounting principle	$0.09	$0.02

Basic earnings per share	$0.05	$0.02
Diluted earnings per share	$0.05	$0.02

FIRST QUARTER 2006 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
(AS OF MAY 3, 2006)
This management’s discussion and analysis of the Company’s operations for the three months ended March 31, 2006 and 2005 is dated May 3, 2006 and should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto (the “financial statements”). The financial information, which is expressed in United States dollars unless otherwise stated, was prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 7 of the notes to the consolidated financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles. Additional information, including the Company’s Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com and the Form 40-F filed in the United States on EDGAR at www.sec.gov.
SUMMARY
The Company reported earnings for the three months ended March 31, 2006 of $16.9 million, or $0.13 per share. In the three months ended March 31, 2005, the Company had earnings of $2.2 million, or $0.02 per share after recording a charge of $4.0 million ($0.03 per share) related to its tender offer for Goldcorp Inc. The Company’s pre-tax earnings from mining operations in the first quarter of 2006 were a strong $32.1 million, compared to $13.7 million during the same period in 2005.
At the operating mines, production totaled 147,781 ounces of gold and 363,419 ounces of silver in the first quarter of 2006, compared to 93,721 ounces of gold and 20,677 ounces of silver produced during the first quarter of 2005. The increase in silver production was from the Marlin Mine, which began operations in the fourth quarter of 2005. The average total cash cost per ounce of gold dropped to $182 per ounce of gold in the first quarter of 2006 compared to $186 per ounce during the first quarter of 2005. The Company realized $557 per ounce of gold sold during the first quarter compared to $429 per ounce of gold sold in the first quarter of 2005. The average London P.M. gold fix was $554 per ounce and $427 per ounce for the comparable periods.
The Company expensed $4.7 million of exploration, including $2.6 million at the Cerro Blanco project, during the first quarter of 2006. Exploration expense was $1.1 million in the first quarter of 2005. General and administrative expense, including stock-based compensation, was $4.7 million for the first quarter of 2006 compared to $6.7 million in the three months ended March 31, 2005. The 2005 amount included a $4.0 million charge for expenses related to the Goldcorp Inc. tender offer. Capital expenditures totaled $17.8 million for the first quarter of 2006 compared to $33.5 million during the first quarter of 2005. Refer to the financial and operating review sections for further detail and discussion.
On February 23, 2006, the Company and Western Silver Corporation (“Western Silver”) a British Columbia, Canada corporation entered into an agreement whereby the Company would acquire all of the issued and outstanding shares of Western Silver pursuant to a plan of arrangement. The transaction was approved by Western Silver’s shareholders on May 1, 2006 and closed effective May 3, 2006.
Under the agreement, the Company exchanged 0.688 of a common share of the Company for each issued Western Silver share. Prior to the Company’s acquisition of all of the issued and outstanding shares of Western Silver, Western Silver transferred approximately Cdn.$33.0 million in cash and two properties located in Canada and Mexico to a new exploration company, named Western Copper Corporation (“Western Copper”). The shareholders of Western Silver received, in addition to the 0.688 of a common share of the Company, one share of Western Copper for each share of Western Silver owned. The Company retained a right to acquire a 5% stake in Western Copper.
The Company issued 33.9 million common shares and 1.4 million option rights under the terms of the plan of arrangement such that at closing of the transaction, the Company had 165,979,442 common shares outstanding.

SUMMARY OF QUARTERLY RESULTS
The Company’s quarterly information for the last eight quarters is shown below:

(amounts in millions of US$ except	2nd Q	3rd Q	4th Q	1st Q		2nd Q	3rd Q	4th Q	1st Q
per ounce and per share amounts)	2004	2004	2004	2005		2005	2005	2005	2006

Average realized price/oz. of gold	$394	$406	$438	$429		$430	$446	$495	$557
Ounces of gold sold	47,036	51,631	76,369	98,117		112,810	91,625	140,640	141,206
Revenues (1)	$18.6	$21.0	$33.4	$42.1		$48.7	$41.1	$70.7	$81.4
Net earnings(2)	$2.9	$2.8	$6.1	$2.2	(3)	$8.2	$1.6	$15.1	$16.9
Basic earnings per share	$0.02	$0.02	$0.05	$0.02		$0.06	$0.01	$0.12	$0.13
Diluted earnings per share	$0.02	$0.02	$0.05	$0.02		$0.06	$0.01	$0.11	$0.13

(1)	Net sales and total revenues are the same.

(2)	Income from continuing operations and net earnings are the same.

(3)	Includes $4.0 million of expenses incurred during the tender offer for Goldcorp Inc.
RESULTS OF OPERATIONS
Gold Production and Costs Per Ounce

	3 months ended March 31,
		2006				2005
		Cash	Total	Silver		Cash	Total	Silver
	Gold	cost per	cost per	ounces	Gold	cost per	cost per	ounces
Mine	ounces	ounce	ounce	produced	ounces	ounce	ounce	produced

El Sauzal	62,311	$111	$220	35,379	43,535	$121	$233	12,477
Marigold (1)	27,220	278	414	407	28,219	227	325	309
San Martin	14,981	329	467	6,437	21,967	260	364	7,891
Marlin	43,269	175	313	321,196	—	—	—	—

Total ounces/ average cost	147,781	$182	$308	363,419	93,721	$186	$291	20,677

Note:	Cash cost and total costs per ounce are non-GAAP financial measures and are discussed further under “Costs of Production”.

(1)	This represents the Company’s 66.67% share of Marigold.
OPERATIONS REVIEW
El Sauzal Project, Chihuahua, Mexico
The El Sauzal Mine had another outstanding quarter, anchoring the Company’s performance with 62,311 ounces of gold produced at a cash cost of $111 per ounce of gold. During April 2006, El Sauzal surpassed $100.0 million in cash flow from operations since its start-up late in 2004. Currently, several projects are underway at the mine, including construction of a leach pad to treat lower-grade, run-of-mine ore, and continued exploration drilling at El Sauzal and in nearby areas. All operating areas of the mine have performed extremely well and the mine continues on-track to produce its expected 217,000 ounces of gold during 2006.
Marigold Mine, Nevada
The 66.7%-owned Marigold Mine’s production of 27,220 ounces of gold during the first quarter of 2006 was comparable to the three months ended March 31, 2005 when it produced 28,219 ounces of gold for the Company’s account. Cash costs of production rose to $278 per ounce of gold in the first quarter of 2006, compared to total cash cost of production per ounce of gold of $227 during the same period in 2005. On a per-ounce basis, fuel prices continue to account for over 24% of the cost per ounce, with materials and supplies, in particular cyanide and tires, accounting for another 30%. Ore placed on the pad late in 2005 has proved to be slower-leaching than previously thought. The Company expects that, based on the mine plan, ore deliveries to the pad will improve in the second half of the year. The Company continues to expect the mine to produce approximately 118,000 ounces of gold for the Company’s account during 2006.
Marlin Mine, Western Guatemala
Marlin’s first full quarter of operations was still hampered by stops and starts at the crusher and mill facilities. A number of fixes and enhancements were attended to as the operation continues to ramp-up to full production, expected by the end of the second quarter. All areas are showing continued

improvements and production is being delivered on a steady basis. Capital expenditures continue on various leach tank and refinery additions and Phase II tailings impoundment work. Underground development and mining continues with full 1,000 tonne per day production expected from the underground later this year. Marlin produced 43,269 ounces of gold and 321,196 ounces of silver during the quarter, with 254,000 ounces of gold and in excess of 3,000,000 ounces of silver still expected for 2006.
San Martin Mine, Honduras
The San Martin Mine struggled with the combined factors of low deliveries of ore to the heap leach pad in the fourth quarter of 2005, resulting in low production in the first quarter of 2006, and poor loader availability in the first quarter of 2006. First quarter production in 2006 was 14,981 ounces of gold compared to production of 21,967 ounces of gold during the three months ended March 31, 2005. Total cash cost per ounce of production increased to $329 per ounce of gold from $260 per ounce of gold recorded in the first quarter of 2005. As at the Marigold Mine, 23% of direct costs were attributable to fuel and 21% of direct costs to materials and supplies, including cyanide. The Company expects San Martin to produce approximately 81,000 ounces of gold during 2006.
PROJECTS
Cerro Blanco Project, Guatemala
In 2005, the Company began work on a feasibility study which is expected to be completed late in 2006. An environmental study was filed with the government in late 2005 and the Company is still awaiting comments. During the first quarter of 2006, $1.9 million was spent on drilling and support and $0.7 million was expensed on other feasibility study work including engineering on a planned tunnel access. $0.8 million was capitalized for the purchase of land. A total of $14.9 million has been budgeted for the 2006 work.
Dee Joint Venture, Nevada (40% participation)
Severe winter weather in Nevada has hampered the Dee Joint Venture exploration program, operated by Barrick Gold Corporation. Limited results have been reported to date in 2006 although in-fill and extensional drilling continues, with the objective of defining a resource of oxide material of mineable grade and extent. The Company expects to spend $1.6 million on its share of the program during 2006.
Imperial Project, California
The Company continues its efforts to recover its investment in the Imperial Property. The Company filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The three-person arbitration panel has been selected, and hearings between are currently scheduled for March 2007. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.
EXPLORATION
The Company expended $5.9 million on exploration during the first quarter of 2006 of which $4.7 million was expensed and $1.2 million capitalized. The Company expects to spend a total of $27.1 million on exploration during the year ($24.9 million in expense and $2.2 million that will be capitalized). Exploration in the first quarter of 2006 was primarily at the Company’s two Guatemala projects. Marlin expenditures totaled $1.0 million on drilling at Marlin and in the West Vero area. Cerro Blanco expenditures were $2.6 million, not including the purchase of land. Exploration expenditures in Mexico totaled $1.1 million at El Sauzal and nearby areas. Expenditures at Marigold and on the Dee Project totaled $1.0 million. Minor expenditures were incurred in Honduras. Additional work is planned on all these projects through the balance of the year.
RECLAMATION ACTIVITIES
The Company’s reclamation and closure activities continued to be centered on the Rand Mine. The Company continues to recover a slight amount of gold from the leach pad as site closure and reclamation proceeds according to plan. Expenditures are estimated to be approximately $1.3 million in 2006 for site closure and reclamation, primarily at the Rand Mine, with final expenditures at the Dee and Daisy mines.

FINANCIAL REVIEW
Revenues
Ounces of gold sold increased to 141,206 in the first quarter of 2006 from 98,117 ounces of gold sold during the first quarter of 2005. 273,706 ounces of silver were also sold in the period, compared to 12,500 ounces of silver sold in the first quarter of 2005. Total revenues increased accordingly to $81.4 million from $42.1 million on a 44% increase in ounces sold as well as a 30% increase in the realized gold price. Realized revenue was $557 per ounce of gold during the three months ended March 31, 2006 compared to $429 per ounce during the same period of 2005. The London p.m. gold price averaged $554 per ounce of gold during the three months ended March 31, 2006 compared to $427 per ounce during the same period in 2005.
Cost of Production
The Company’s total cash cost of production includes mining, processing, direct mine overhead costs and royalties, but excludes selling, general and administrative costs at the corporate level. Total production costs include depreciation and depletion and amortization of site closure and reclamation accruals but exclude future income tax effects. There is a difference between cost of sales and cost of production relating to the difference in the cost of the ounces sold out of inventory during the year .
Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.
The difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for the Company is due to the cost of any incremental ounces put into or sold out of finished goods inventory compared to those ounces actually produced during the year. The table below reconciles total cash costs per ounce of production and total costs per ounce of production based on the Gold Institute Production Cost Standard to cost per ounce sold per the financial statements:

Reconciliation of Production Costs (non-GAAP) to Cost of Sales

	Quarter ended
	March 31,
(dollar amounts in millions of U.S. dollars, unless indicated)	2006	2005

Total ounces sold	141,206	98,117
Total ounces produced	147,781	93,721

Total cost of sales per the financial statements	$29.9	$17.8
Adjustments for revenue recognition ((difference in cost of ounces (sold out of) or put into inventory))	(0.2)	(0.3)
Adjustment for silver by-product credit	(2.8)	(0.1)

Total cash cost of production per Gold Institute Production Cost Standard	$26.9	$17.4

Total cost of sales per ounce of gold sold	$212	$181
Total cash cost per ounce of gold produced per Gold Institute Production Cost Standard	$182	$186

Depreciation, depletion and amortization per the financial statements	$19.6	$10.7
Net adjustments for cost of ounces produced but not sold, non-production-related depreciation and future income tax effects	(1.0)	(0.7)

Total cost of production per Gold Institute Production Cost Standard	$45.5	$27.4

Total cost of production per ounce of gold produced per Gold Institute Production Cost Standard	$308	$291

Depreciation and depletion charges were $19.6 million for the three months ending March 31, 2006 compared to $10.7 million for the same period in 2005. Over 60% of the depreciation and depletion charges were calculated on a unit-of-production basis and thus, as production and sales increased, these charges increased proportionally. Per-ounce charges increased as the Marlin Mine entered its first full quarter of production. Marlin, like El Sauzal, includes the amortization of the costs allocated to the properties at the time of the Company’s acquisition of Francisco Gold Corp. A change in accounting for deferred stripping also resulted in an increase in reported charges at Marigold. Costs of deferred stripping are now amortized over specifically identified ounces as opposed to the life-of-mine reserves, driving the current per-ounce rate higher. With the inclusion of Marlin production and the change at Marigold, depreciation and depletion charges were approximately $126 per ounce of gold versus the 2005 charges of $105 per ounce of gold.
Other Income and Expenses
The Company expensed exploration expenditures of $4.7 million during the three months ended March 31, 2006, as discussed under the Exploration section. Exploration expense in the first quarter of 2005 totaled $1.1 million. The expenditures at Cerro Blanco are the most significant difference.
General and administrative expense during the first quarter of 2006 was $2.4 million, with an additional $2.3 million of stock-based compensation. General and administrative expense was $6.1 million for the three months ended March 31, 2005 plus the non-cash charges of $0.6 million related to stock-based compensation. The 2005 expense included $4.0 million in expenses incurred during the tender offer for Goldcorp Inc. Increases in the 2006 expenses related primarily to project development areas. Other operating expenses in the first quarter of 2006 and 2005 were $0.3 million in accretion expense and other site closure accruals.
Interest and other income increased to $1.1 million during the three months ended March 31, 2006, compared to $0.2 million during the three months ended March 31, 2005. The 2006 amounts were made up of interest income of $0.3 million, other income of $0.9 million (settlement of a production royalty and sale of land), and a foreign exchange loss of $0.1 million. During 2005, there was $0.1 million of interest income and $0.2 million of other income, offset by a foreign exchange loss of $0.1 million.
The Company incurred $1.3 million of interest expense during the three months ended March 31, 2006. Interest expense was $0.5 million in the first quarter of 2005, all of which was capitalized to the Marlin Project.
In the first quarter of 2006, current tax expense was $1.8 million relating to cash taxes payable at San Martin and at El Sauzal (2005 - $1.1 million related primarily to San Martin). Future income tax expense of $3.3 million during the first quarter of 2006 related to tax-effecting the earnings at the El Sauzal Mine. For the quarter ended March 31, 2005, the future income tax expense of $2.4 million was also due primarily to tax-effecting the earnings from the El Sauzal Mine.
LIQUIDITY AND CAPITAL RESOURCES
Working Capital and Cash Flow
The Company had working capital of $55.4 million at March 31, 2006, compared to $36.7 million at December 31, 2005. The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $42.4 million during the first quarter of 2006, compared to $16.5 million generated in the first quarter of 2005. The Company’s mining operations provided $47.3 million in cash during the first quarter of 2006 compared to $22.8 million during the first quarter of 2005. A 30% increase in the realized gold price accounted for $18.1 million of the increase ($557 per ounce during the first quarter of 2006 compared to $429 per ounce during the first quarter of 2005), a 44% increase in ounces of gold sold accounted for $10.7 million of the difference (141,206 ounces of gold in the first quarter of 2006 compared to 98,117 ounces during the first quarter of 2005) and offset by a $4.4 million increase in the per ounce cash cost of sales.
Capital expenditures totaled $17.8 million for the first quarter of 2006. This compares to $33.5 million in the first quarter of 2005. In the first quarter of 2006 Marigold Mine expenditures were $7.3 million on capitalized stripping, $0.6 million on leach pad construction, $0.7 million for equipment and $0.4 million for mine development. Marlin Project construction expenditures this quarter included $2.6 million on the tailings facility, $1.3 million on mining equipment, $2.6 million on mine development and $0.2 million on other plant and equipment. At El Sauzal, $0.6 million was spent on mine development projects and $0.5 million was spent on plant and equipment. Expenditures at the San Martin Mine were less than $0.1 million, primarily for leach pad construction. Capital expenditures to date in 2006 were financed from the Company’s operating cash flow and working capital. The Company expects that all remaining capital expenditures in 2006 will be financed from the Company’s cash flow and working capital.
The Company received $1.9 million from the exercise of stock options in the three months ended March 31, 2006 compared to $0.2 million in the three months ended March 31, 2005.
Long-term liabilities
Long-term liabilities were $186.0 million at March 31, 2006, compared to $188.6 million at December 31, 2005. Long-term liabilities consist of amounts for future reclamation costs, long-term debt and future income taxes. At March 31, 2006, the non-current site closure and reclamation liability was $13.7 million ($12.2 million at December 31, 2005). The increase reflected the addition of the Marlin Mine and an increased inflation rate. Long-term debt incurred for construction at the Marlin Project decreased to $72.5 million at March 31, 2006 ($80.0 million at December 31, 2005), as the first principal payment of $7.5 million, due January, 2007, was reclassified to current portion, long-term debt. Future income taxes increased slightly to $99.8 million from $96.4 million at December 31, 2005. Future income tax increases were due primarily to income generated from the El Sauzal Mine.
Capital Resources
In 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provided $45.0 million in funding for development of the Company’s Marlin Project in Guatemala. The loan is repayable over three years at a six-month LIBOR plus 2.625%-based interest rate. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. At March 31, 2006 and May 5, 2006, there was $45.0 million outstanding under the facility (December 31, 2005 — $45.0 million, March 31, 2005 — $45.0 million). The interest rate at March 31, 2006 and May 5, 2006 was 7.36% (December 31, 2005 — 6.445%, March 31, 2005 — 5.55%). Semi-annual repayments of $7.5 million are scheduled from January 2007 through July 2009.
On March 4, 2005, the Company finalized a $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for drawdown in United States dollars or ounces of silver with repayment at any time during the three-year period ending March 4, 2008 at a bank base rate or LIBOR-based rate (plus 0.25%-1.50% depending on financial ratios), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. There was $35.0 million outstanding under this facility at March 31, 2006 and May 5, 2006, (December 31, 2005 — $35.0 million, March 31, 2005 — nil). The LIBOR-based interest rate at March 31, 2006 was 5.98% (December 31, 2005 — 5.57%).
At March 31, 2006 the Company had a total of $72.5 million in long-term debt ($7.5 million has been reclassified as current). For the three months ended March 31, 2006, $1.3 million was incurred in interest expense. For the three months ended March 31, 2005, $0.5 million of interest and financing costs were incurred and capitalized to the Marlin Project. The Company continued to be in compliance with all of its debt covenants as of March 31, 2006.
In the course of its business, the Company may issue debt or equity securities to meet the growth plans of the Company if it determines that additional funding could be obtained under favorable financial terms. No assurance can be given that additional funding will be available or, if available, will be on terms acceptable to the Company.
COMMITMENTS AND CONTINGENCIES
In the course of its normal business, the Company incurs various contractual obligations and contingent liabilities. These contractual obligations and contingencies as at March 31, 2006 are shown in the table below:

Contractual Obligations	Less than			More than
(in millions of U.S. dollars)	one year	1 - 3 years	4 - 5 years	5 years	Total

Operating leases	$0.4	$1.1	$0.1	—	$1.6
Minimum royalty payments	$0.4	$0.8	$0.8	$3.2	$5.2
Construction and equipment purchase contracts	$6.3	—	—	—	$6.3
Long-term debt (1)	$7.5	$72.5	—	—	$80..0

	Less than			More than
Contingencies	one year	1 - 3 years	4 - 5 years	5 years	Total

Future site closure and reclamation costs (2)	$1.1	$0.7	$1.6	$20.2	$23.6

(1)	Reflects the $80.0 million principal outstanding as of March 31, 2006. Does not include future interest payments on the long-term debt.

(2)	In the Company’s financial statements, $1.1 million of these obligations are included in current liabilities and $13.7 million in long-term liabilities. The Company has $11.4 million in cash and certificates of deposit as collateral backing these obligations.
OUTSTANDING SHARE INFORMATION
The Company had 132,063,109 common shares outstanding as of March 31, 2006. As of May 3, 2006 there were 165,979,442 common shares outstanding, which reflects the issuance of 33,891,852 common shares pursuant to the plan of arrangement with Western Silver Corporation, effective May 3, 2006. The Company also had outstanding 2,470,153 stock options as of March 31, 2006 and 3,855,208 stock options outstanding as of May 3, 2006. All outstanding options are each exercisable into one common share.
LEGAL PROCEEDINGS
In a civil action in Honduras, both the Country of Honduras and the Company, as intervenor, have appealed a recent lower court decision in favor of a private party against the Country of Honduras where the plaintiff is suing for recognition of their right of a mineral discovery in the area of the San Martin Mine. A judgment was handed down ruling that a net profits royalty was due to the plaintiff, however the Company believes the alleged site is located outside the present and anticipated mining areas of the mine. The mines ministry in Honduras will need to review and document the original claim boundary before any further action can be taken. The Company continues to believe this action will not have a material adverse effect on the financial position or results of operations of the Company.
CRITICAL ACCOUNTING POLICIES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements included in the Company’s 2005 Annual Report to Shareholders, and a discussion of some of the more significant policies is also included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.
The Company records the cost of mining ore stacked on its leach pads and in process at the El Sauzal and Marlin mills as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the El Sauzal and Marlin mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.
The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.
In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.
The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.
CHANGE IN ACCOUNTING POLICIES
In March 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“EIC”) issued an abstract on deferred stripping (EIC 160) which was made effective for years beginning on or after July 1, 2006, with early adoption permitted. Under the abstract, stripping costs may be capitalized during the production phase of a mine if it can shown to provide a betterment to the mineral property. A betterment occurs when the stripping activity provides access to ounces of reserves that will be produced in future periods. These costs are deferred and amortized over the production of the ounces to which the costs relate. Previously, the Company amortized these costs over the life-of-mine reserves. The Company has adopted, on a prospective basis, this abstract on deferred stripping. On adoption at January 1, 2006, the Company’s capitalized deferred stripping balance was $19.8 million, including $7.6 million of stripping costs incurred during the production phase. The Marigold Mine (66.67% owned by the Company) is the only operation of the Company that incurs substantial stripping.

Three months ended
March 31, 2006
Deferred stripping incurred during the production phase	(unaudited)

Balance, beginning of year	$7.6
Deferred during the period	7.3
Amortization	(0.9)

Balance, March 31, 2006	$14.0

HEDGING AND OTHER FINANCIAL INSTRUMENTS
As at March 31, 2006, the Company had no gold, or silver, ounces hedged and currently has no plans to engage in any hedging activities.
The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned gold production and up to 90% of planned silver production for up to five years. Management is authorized to use any combination of spot, forward, spot-deferred forwards and put or call options. Although this is the approved policy, management’s current intention and practice is to not hedge any part of the Company’s gold production and the Company currently has no hedging contracts in place. In the future, the Company will consider hedging a portion of the by-product silver production at Marlin. Since the Company does not currently engage in gold hedging activities, the Company’s exposure to the impact of gold price volatility is higher and thus can have a direct impact on its profitability.
The Company is exposed to fluctuations in foreign currencies through its foreign operations primarily in Honduras, Mexico, Guatemala and Canada. The Company monitors this exposure, but had no hedge positions at March 31, 2006.
The Company’s financial instruments consist of cash and cash equivalents, accounts and interest receivable, investments, accounts payable and accrued liabilities, taxes payable and long-term debt. Other than investments and long-term debt, the carrying amounts of the Company’s financial instruments approximate their fair values due to the short term to maturity of such instruments. Management believes that the carrying value of long-term debt approximates fair value at March 31, 2006, due to its market-based interest rate.

CONTROLS AND PROCEDURES
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures, as required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.
The Company’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, believes that its disclosure controls and procedures are effective to provide such reasonable assurance.
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein and in the Company’s other filings incorporated by reference.

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
I, C. Kevin McArthur, certify that:
1. I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 3, 2006	/s/ C. Kevin McArthur
C. Kevin McArthur
Chief Executive Officer

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
I, Cheryl S. Maher, certify that:
1. I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 3, 2006	/s/ Cheryl S. Maher
Cheryl S. Maher
Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the quarterly report of Glamis Gold Ltd. (the “Company”) on Form 6-K for the period ended March 31, 2006 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) I, C. Kevin McArthur, in my capacity as Chief Executive Officer of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 3, 2006	/s/ C. Kevin McArthur
C. Kevin McArthur
Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the quarterly report of Glamis Gold Ltd. (the “Company”) on Form 6-K for the period ended March 31, 2006 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) I, Cheryl S. Maher, in my capacity as Chief Financial Officer of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 3, 2006	/s/ Cheryl S. Maher
Cheryl S. Maher
Chief Financial Officer